Exhibit 1

For immediate release Thursday, October 31, 2002	(publié également en français)

Another Strong Quarter Reflects Drive for Improved Profitability and Growth

Calgary — Petro-Canada announced today third quarter net earnings of $209 million ($0.79 per share). The net earnings included a loss of $80 million ($0.30 per share) relating to foreign currency translation. These results compare with net earnings of $99 million ($0.38 per share) in the third quarter of 2001, which included a foreign currency translation loss on long-term debt of $66 million ($0.25 per share). Cash flow in the third quarter was $642 million ($2.44 per share), up from $298 million ($1.13 per share) in the same period last year.

“The execution of our strategy for improved profitability and growth has delivered another strong quarter,” commented Chief Executive Officer Ron Brenneman. “And growth continues — we have begun injecting steam at our MacKay River Oil Sands development, which is on budget and on schedule for bitumen production by year-end.”

Consolidated nine month net earnings were $618 million ($2.35 per share). The net earnings included a loss of $36 million ($0.14 per share) relating to foreign currency translation. These results compare with consolidated nine month net earnings of $780 million ($2.93 per share) in the same period of 2001, which included a foreign currency translation loss on long-term debt of $85 million ($0.32 per share) and a gain on asset sales of $30 million ($0.11 per share). For the first nine months of the year, cash flow of $1 469 million ($5.59 per share) was up from $1 381 million ($5.20 per share) in the same period of last year.

Upstream Canada earnings from operations in the third quarter were $194 million, up from $127 million in the same period last year. Upstream International earnings in the quarter were $78 million, reflecting the acquired international assets of Veba Oil & Gas. Earnings in the quarter benefited from increased oil production from the East Coast, International and Syncrude.

Downstream earnings from operations in the third quarter were $58 million, up from $50 million in the third quarter of 2001. This increase was achieved despite a weaker business environment characterized by rising crude costs and weaker refinery margins.

“Our drive for profitability continues in the Downstream,” said Brenneman. “In the quarter we took another step to improve the cost structure of this business by restructuring our marketing organization.”

The Board of Directors of Petro-Canada declared today a quarterly dividend of $0.10 per share on the outstanding common shares of the corporation.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. Its common shares trade on the TSX under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information, please contact:

INVESTOR AND ANALYST INQUIRIES	MEDIA AND GENERAL INQUIRIES
Gordon Ritchie Investor Relations (403) 296-7691 E-MAIL: investor@petro-canada.ca	Rob Andras Corporate Communications (403) 296-8586

INTERNET SITE: www.petro-canada.ca

SUPPLEMENTAL INFORMATION

UPSTREAM

Production

Petro-Canada converts gas to oil equivalent at a rate of 6 000 cubic feet of gas to one barrel of oil.

Petro-Canada’s production of crude oil, field natural gas liquids and natural gas averaged 446 100 barrels of oil equivalent per day in the third quarter of 2002, compared with 190 800 barrels of oil equivalent per day in 2001. The increase reflected volumes from the acquired upstream assets of Veba Oil & Gas, effective May 2, 2002, the start-up of Terra Nova in late January 2002 and improved performance at Syncrude.

Prices

Canadian oil and liquids prices in the third quarter averaged $41.39 per barrel, compared with $37.47 per barrel a year ago. Canadian natural gas prices averaged $3.45 per thousand cubic feet, down from $3.66 per thousand cubic feet in 2001.

International oil and liquids prices in the third quarter averaged $39.51 per barrel, compared with $38.62 per barrel a year ago. International natural gas prices averaged $4.36 per thousand cubic feet in the third quarter.

For the first nine months of 2002, Canadian oil and liquids prices averaged $36.82 per barrel, compared with $40.26 per barrel a year ago. Canadian natural gas prices for the first nine months of this year averaged $3.58 per thousand cubic feet, down from $6.99 per thousand cubic feet in the same period last year.

International oil and liquids prices for the first nine months of the year averaged $38.38 per barrel, compared with $40.81 per barrel in the same period last year. International natural gas prices averaged $4.33 per thousand cubic feet in the first nine months of 2002.

North American Gas

Western Canada

Petro-Canada’s Western Canada natural gas business continued to perform well in the third quarter of 2002. Third quarter production averaged 707 million cubic feet per day, up from 702 million cubic feet per day in the same period last year. Western Canada natural gas production for the first nine months of the year averaged 725 million cubic feet per day, up from 709 million cubic feet per day in 2001. In the third quarter, planned maintenance activities at a number of Petro-Canada operated and non-operated gas facilities negatively impacted production by approximately 11 million cubic feet per day. Volumes for 2002 are expected to average 720 million cubic feet per day.

Northwest Territories and Alaska

Petro-Canada, with its partner Devon Canada, plan to drill at least one exploration well in the upcoming 2002-2003 winter drilling season, in the Mackenzie Valley Region.

Scotian Slope

Drilling of the deepwater exploration well Newburn H-23, located approximately 270 kilometers southeast of Halifax, Nova Scotia, was completed in the third quarter. The well was abandoned with non-commercial quantities of natural gas encountered. A full suite of reservoir data was obtained and the well was drilled on time and on budget. Costs for the drilling of this well were $28 million ($17 million after-tax) and were included in exploration expense in the quarter.

East Coast Oil

Third quarter production averaged 62 400 barrels per day net to Petro-Canada, compared with 28 000 barrels per day in the third quarter of 2001. This increase is largely due to production from Terra Nova, which contributed an average of 29 200 barrels per day in the third quarter. Third quarter production volumes for both Terra Nova and Hibernia were negatively impacted by scheduled maintenance shutdowns. In the first nine months of the year, production from East Coast Oil averaged 66 600 barrels per day net to Petro-Canada, compared with 28 000 barrels per day in the same period last year. In 2002, net daily production for Terra Nova and Hibernia is expected to average 34 000 and 33 900 barrels per day, respectively.

Petro-Canada has received permission from the Canada-Newfoundland Offshore Petroleum Board (C-NOPB) to increase the allowed maximum daily gross production rate at the Terra Nova field from 125 000 to 150 000 barrels of oil per day. A C-NOPB application has been filed to increase annual average gross production from the current 100 000 barrels of oil per day.

Other East Coast Offshore

In September, Petro-Canada began drilling a second well to delineate the Far East section of the Terra Nova field. In October, an appraisal well was spudded in the Avalon portion of the Hibernia field to test the extent of the reservoir. In the deeper water Flemish Pass, Petro-Canada expects to participate in the drilling of two exploratory wells in 2003.

Oil Sands

Syncrude production for the third quarter averaged 31 300 barrels per day net to Petro-Canada, compared with 25 300 barrels per day in the same period last year. The production increase was due to reliable operations following a major turnaround of facilities in the second quarter. Production for the first nine months of the year averaged 26 700 barrels per day, up from 26 300 barrels per day from the same period in 2001. In 2002, average daily production from Syncrude is expected to be approximately 26 700 barrels per day net to Petro-Canada.

Petro-Canada completed construction of the 30 000 barrel per day MacKay River in situ bitumen project on time and on budget in the quarter. Steaming of the reservoir began in mid-September with bitumen production expected by year-end.

International

International production for the third quarter averaged 215 300 barrels of oil equivalent per day net to Petro-Canada. At the end of 2002, Petro-Canada’s net total international production is expected to be 215 000 barrels of oil equivalent per day. Rights of first refusal remain outstanding with respect to assets in Venezuela.

Northwest Europe

Third quarter daily production averaged 58 900 barrels of oil equivalent per day net to Petro-Canada. Production for the United Kingdom properties averaged 38 200 barrels of oil equivalent per day, while production for the Netherlands properties averaged 20 700 barrels of oil equivalent per day in the quarter.

An appraisal well in the Clapham field (Petro-Canada 100% working interest) next to the Guillemot West and Northwest fields in the British North Sea was completed in the quarter and development options are being evaluated. In the Netherlands, Petro-Canada (30% working interest) with its partner, Wintershall Noordzee BV as operator, drilled a successful gas exploration well, in block L5b, 70 kilometers north of Den Helder and results are being evaluated. In the quarter, gas and condensate were encountered at the Svane –1/1A well (Petro-Canada 25% working interest) in Denmark and the results are being evaluated.

North Africa/Near East

In the third quarter, production in North Africa/Near East averaged 153 500 barrels of oil equivalent per day net to Petro-Canada. Libyan production averaged 43 400 barrels per day. Syrian production averaged 107 800 barrels of oil equivalent per day and production from Algeria averaged 1 500 barrels per day.

Trinidad

Trinidad offshore gas production and liquefaction commenced in August, and production averaged 19 million cubic feet per day net to Petro-Canada in the third quarter. Production is building to the plateau rate of 40 million cubic feet per day net to Petro-Canada.

DOWNSTREAM

Despite lower gasoline and distillate refining margins, a narrower light/heavy crude price differential, and rising crude costs, the Downstream posted third quarter operating earnings of $58 million due to strong sales volume and improved marketing performance. Third quarter earnings were negatively affected by a $5 million after-tax provision for a reorganization in the sales & marketing division. The New York Harbor 3-2-1 crack margin averaged US $3.11 per barrel, down from US $3.85 per barrel in the third quarter of 2001, reflecting continuing weak distillate prices across North America. The domestic light/heavy crude price differential narrowed from $11.25 per barrel in the third quarter of 2001 to $8.04 per barrel in the third quarter of 2002.

In the third quarter, total sales of refined petroleum products were up 3% from the comparable period last year, reflecting increased retail fuel and asphalt sales. For the first nine months of the year, total sales of refined petroleum products were 1% above the same period last year.

Crude capacity utilization averaged 105 per cent in the third quarter, reflecting continued reliable operations at Petro-Canada’s three fuels refineries combined with high throughput required to support strong sales demand.

The refining and supply segment contributed $37 million to Downstream operating earnings in the third quarter, while the marketing segment contributed earnings of $21 million. These results compare with a refining and supply segment contribution of $47 million and marketing earnings of $3 million in the third quarter of 2001.

In the first nine months of 2002, the refining and supply segment generated operating earnings of $117 million, down from $225 million in the same period last year. Marketing operating earnings totaled $59 million compared with $27 million for the first nine months of 2001.

In the third quarter, a leading US trade journal, Convenience Store Decisions, named Petro-Canada its 2002 Chain of the Year winner. Petro-Canada is the first Canadian company and the first non-U.S. retailer to win this award.

CORPORATE

Financial Measures

Petro-Canada’s debt at September 30, 2002, was $3 413 million, including a current portion of $210 million, up from $1 401 million at year-end 2001. In the third quarter $113 million of current debt was repaid. Subsequent to September 30, 2002, the Company repaid an additional $50 million of debt. At the end of the quarter, cash and short-term investments totaled $364 million, down from $781 million at the end of 2001.

Dividend

The Board of Directors of Petro-Canada at a meeting held on the 31st day of October, 2002, declared a quarterly dividend of $0.10 per share on the outstanding common shares of the corporation, payable on the 1st day of January, 2003 to the shareholders of record at the close of business on the 3rd day of December, 2002.

Other Corporate

Third quarter net earnings in 2002 of $209 million ($0.79 per share) included a loss of $80 million ($0.30 per share) due to foreign currency translation and a provision of $5 million ($0.02 per share) for the Downstream reorganization. The loss due to foreign currency translation included $57 million ($0.21 per share) relating to long-term debt and $23 million ($0.09 per share) relating to foreign operations.

Nine-month net earnings in 2002 of $618 million ($2.35 per share) included a loss of $36 million ($0.14 per share), due to foreign currency translation and a provision of $5 million ($0.02 per share) for the Downstream reorganization. The loss due to foreign currency translation included a gain of $6 million ($0.02 per share) relating to long-term debt and a loss of $42 million ($0.16 per share) relating to foreign operations.

SHAREHOLDER INFORMATION

As at September 30, 2002, Petro-Canada’s common shares outstanding totaled 263.4 million common shares.

Petro-Canada will hold a conference call to discuss these results with investors on Thursday, October 31st at 1615h, Eastern Time. To participate, please call 1-888-303-1331 or 416-641-6707 at 1605h. Media are invited to listen to the call by dialling 1-888-294-1314. Those who are unable to listen to the call live may listen to a recording of it approximately one hour after its completion by calling 1-800-558-5253 (reservation number 20958754) or 416-626-4100 (reservation number 20958399). A live audio broadcast of the conference call will be available on Petro-Canada’s Internet site at http://www.petro-canada.ca/eng/investor/conferencecalls/5703.htm on October 31st at 1615h Eastern Time. Approximately one hour after the call, a recording of it will be available on the Internet site.

This release contains forward-looking statements, including references to drilling plans, construction activities, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities, and dates by which certain areas may be developed or may come on-stream. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; fluctuation in foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the Securities and Exchange Commission. The use of the term “potential reserves” in this press release does not meet the guidelines of the Securities and Exchange Commission for inclusion in documents filed with the SEC.

SELECTED FINANCIAL DATA
September 30, 2002
(unaudited, millions of Canadian dollars)

	THIRD QUARTER		NINE MONTHS

	2002	2001	2002	2001

Earnings from operations
Upstream
Canada	194	127	441	637
International	78	(2)	130	(26)
Downstream	58	50	176	252
Shared Services	(121)	(75)	(129)	(113)

	209	100	618	750
Gain (loss) on asset sales	—	(1)	—	30

Net earnings	209	99	618	780

Average capital employed
Upstream			4 515	3 111
Downstream			2 347	2 232
Shared Services			706	1 005

Total Company			7 568	6 348

Return on capital employed (per cent)[1]
Upstream			13.8	31.8
Downstream			9.6	14.3
Total Company			10.3	20.1

Operating return on capital employed (per cent)[1]
Upstream			13.8	27.5
Downstream			9.5	14.3
Total Company[2]			10.3	18.0

Return on equity (per cent)[1]			13.3	26.3

Debt			3 413	1 864
Cash and short-term investments			364	1 602
Debt to debt plus equity (per cent)			38.5	27.8

[1]	12 month rolling average

[2]	Before reorganization costs in 2001

SELECTED OPERATING DATA
September 30, 2002

	THIRD QUARTER		NINE MONTHS

	2002	2001	2002	2001

Crude oil and natural gas liquids production, net before royalties (thousands of barrels per day)
East Coast	62.4	28.0	66.6	28.0
Oil Sands	31.3	25.3	26.7	26.3
Western Canada	19.2	18.2	19.0	18.8
Northwest Europe	43.9	—	23.4	—
North Africa/Near East	145.8	2.4	81.2	2.3

Natural gas production, net before royalties, excluding injectants (millions of cubic feet per day)
Western Canada	707	702	725	709
Northwest Europe	90	—	50	—
North Africa/Near East	46	—	27	—
Trinidad	19	—	10	—

Total production[1] (thousands of barrels of oil equivalent per day)	446.1	190.8	352.4	193.6

Petroleum product sales (thousands of cubic metres per day)
Gasolines	27.9	25.5	26.1	24.5
Distillates	18.4	18.8	18.6	19.2
Other including petrochemicals	12.1	12.2	10.3	10.5

	58.4	56.5	55.0	54.2

Crude oil processed by Petro-Canada (thousands of cubic metres per day)	52.1	47.4	51.0	48.4
Average refinery utilization (per cent)	105	95	102	97
Downstream earnings from operations after tax (cents per litre)	1.1	1.0	1.2	1.7

[1]	Natural gas converted at 6 000 cubic feet of gas to 1 barrel of oil.

AVERAGE PRICE RECEIVED
September 30, 2002

	THIRD QUARTER		NINE MONTHS

	2002	2001	2002	2001

Crude oil and natural gas liquids (dollars per barrel, after hedging)
East Coast	42.15	37.18	37.42	39.73
Oil Sands	43.80	40.86	39.68	42.16
Western Canada	34.95	33.16	30.69	38.40
Northwest Europe	41.26	—	39.85	—
North Africa/Near East	38.98	38.62	37.95	40.81

Natural gas (dollars per thousand cubic feet, after hedging)
Western Canada	3.45	3.66	3.58	6.99
Northwest Europe	4.21	—	4.29	—
North Africa/Near East	5.00	—	4.93	—
Trinidad	2.99	—	2.99	—

CONSOLIDATED STATEMENT OF EARNINGS
September 30, 2002
(unaudited, millions of Canadian dollars)

	THIRD QUARTER		NINE MONTHS

	2002	2001	2002	2001

Revenue
Operating	2 773	2 072	6 915	6 825
Investment and other income[4]	(6)	17	(3)	133

	2 767	2 089	6 912	6 958

Expenses
Crude oil and product purchases	1 298	1 233	3 290	3 721
Operating, marketing and general	528	408	1 419	1 207
Exploration	79	37	229	186
Depreciation, depletion and amortization	276	134	678	421
Foreign exchange loss on translation[5]	82	71	36	92
Interest	56	36	131	108

	2 319	1 919	5 783	5 735

Earnings before income taxes	448	170	1 129	1 223

Provision for income taxes	239	71	511	443

Net Earnings	209	99	618	780

Earnings per share — Basic (dollars)	0.79	0.38	2.35	2.93

— Diluted (dollars)	0.79	0.37	2.33	2.91

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
September 30, 2002
(unaudited, millions of Canadian dollars)

	THIRD QUARTER		NINE MONTHS

	2002	2001	2002	2001

Retained earnings at beginning of period, as previously reported	1 868	1 527	1 695	897
Adjustment for the retroactive application of change in accounting policy[2]	—	(129)	(184)	(126)

Retained earnings at beginning of period, as restated	1 868	1 398	1 511	771
Net earnings	209	99	618	780
Dividends on common shares	(27)	(26)	(79)	(80)

Retained earnings at end of period	2 050	1 471	2 050	1 471

SHARE INFORMATION
September 30, 2002
(unaudited, stated in Canadian dollars)

	THIRD QUARTER		NINE MONTHS

	2002	2001	2002	2001

Average shares outstanding (millions)	263.1	263.3	262.6	265.8
Earnings per share — Basic	0.79	0.38	2.35	2.93
— Diluted	0.79	0.37	2.33	2.91
Cash flow per share	2.44	1.13	5.59	5.20
Dividends per share	0.10	0.10	0.30	0.30
Share Price(a) — High	48.85	42.01	48.85	43.65
— Low	36.89	35.33	33.90	33.50
— Close at September 30	46.56	38.97	46.56	38.97
Shares traded(b) (millions)	49.8	37.9	151.2	162.6

(a)	Share prices are for trading on the TSX.

(b)	Total shares traded on the TSX and New York Stock Exchanges.

CONSOLIDATED STATEMENT OF CASH FLOWS
September 30, 2002
(unaudited, millions of Canadian dollars)

	THIRD QUARTER		NINE MONTHS

	2002	2001	2002	2001

Operating activities
Net earnings	209	99	618	780
Items not affecting cash flow[6]	354	162	622	415
Exploration expenses	79	37	229	186

Cash flow	642	298	1 469	1 381
(Increase) decrease in operating working capital relating to operating activities and other	(147)	106	(321)	143

Cash flow from operating activities	495	404	1 148	1 524

Investing activities
Acquisition of oil and gas operations of Veba Oil & Gas GmbH[3]	—	—	(2 156)	—
Expenditures on property, plant and equipment and exploration	(494)	(509)	(1 286)	(1 148)
Proceeds from sale of assets	8	4	13	123
Decrease (increase) in deferred charges and other assets, net	1	1	(56)	4
Decrease (increase) in operating working capital relating to investing activities	45	26	(12)	87

	(440)	(478)	(3 497)	(934)

Financing activities and dividends
Proceeds from issue of long-term debt	—	—	2 100	—
Reduction of long-term debt	(113)	(1)	(115)	(3)
Proceeds from issue of common shares	15	2	26	32
Purchase of common shares	—	(55)	—	(359)
Dividends on common shares	(27)	(26)	(79)	(80)
(Increase) decrease in operating working capital relating to financing activities	—	(4)	—	7

	(125)	(84)	1 932	(403)

(Decrease) increase in cash and short-term investments	(70)	(158)	(417)	187
Cash and short-term investments at beginning of period	434	1 760	781	1 415

Cash and short-term investments at end of period	364	1 602	364	1 602

CONSOLIDATED BALANCE SHEET
September 30, 2002
(unaudited, millions of Canadian dollars)

	SEPTEMBER 30,	DECEMBER 31,
	2002	2001

Assets
Current assets
Cash and short-term investments	364	781
Accounts receivable	1 501	758
Inventories	609	455
Prepaid expenses	54	15

	2 528	2 009
Property, plant and equipment, net	9 828	7 460
Goodwill	679	—
Deferred charges and other assets	213	165

	13 248	9 634

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	1 716	1 158
Income taxes payable	301	234
Current portion of long-term debt	210	5

	2 227	1 397
Long-term debt	3 203	1 396
Deferred credits and other liabilities	615	481
Future income taxes	1 761	1 483
Shareholders’ equity[7]	5 442	4 877

	13 248	9 634

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002
(unaudited)

1   Segmented Information

	Upstream

	Canada		International		Downstream		Shared Services		Consolidated

	Three months ended September 30,

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

	(millions)
Revenue
Sales to customers and other revenues	$314	$231	$434	$5	$2 017	$1 838	$2	$15	$2 767	$2 089

Inter-segment sales	279	179	—	—	—	2	—	—

	593	410	434	5	2 017	1 840	2	15

Expenses
Crude oil and product purchases	—	—	—	—	1 295	1 233	3	—	1 298	1 233
Inter-segment transactions	—	2	—	—	279	179	—	—
Operating, marketing and general	116	102	104	2	298	302	10	2	528	408
Exploration	68	34	11	3	—	—	—	—	79	37
Depreciation, depletion and amortization	123	88	104	2	48	44	1	—	276	134
Foreign exchange loss on translation	—	—	—	—	—	—	82	71	82	71
Interest	—	—	—	—	—	—	56	36	56	36

	307	226	219	7	1 920	1 758	152	109	2 319	1 919

Earnings before income taxes	286	184	215	(2)	97	82	(150)	(94)	448	170

Provision for income taxes
Current	110	120	114	1	69	22	(31)	(15)	262	128
Future	(17)	(61)	23	(1)	(31)	9	2	(4)	(23)	(57)

	93	59	137	—	38	31	(29)	(19)	239	71

Net earnings	$193	$125	$78	$(2)	$59	$51	$(121)	$(75)	$209	$99

Expenditures on property, plant and equipment and exploration	$322	$258	$70	$131	$98	$117	$4	$3	$494	$509

Cash flow (before changes in operating working capital)	$371	$192	$226	$2	$77	$112	$(32)	$(8)	$642	$298

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002
(unaudited)

1   Segmented Information

	Upstream

	Canada		International		Downstream		Shared Services		Consolidated

	Nine months ended September 30,

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

	(millions)
Revenue
Sales to customers and other revenues	$919	$1 284	$722	$16	$5 265	$5 598	$6	$60	$6 912	$6 958

Inter-segment sales	693	474	—	—	2	5	—	—

	1 612	1 758	722	16	5 267	5 603	6	60

Expenses
Crude oil and product purchases	—	—	—	—	3 287	3 719	3	2	3 290	3 721
Inter-segment transactions	2	5	—	—	693	474	—	—
Operating, marketing and general	369	327	167	6	855	859	28	15	1 419	1 207
Exploration	205	138	24	48	—	—	—	—	229	186
Depreciation, depletion and amortization	372	270	161	5	144	146	1	—	678	421
Foreign exchange loss on translation	—	—	—	—	—	—	36	92	36	92
Interest	—	—	—	—	—	—	131	108	131	108

	948	740	352	59	4 979	5 198	199	217	5 783	5 735

Earnings before income taxes	664	1 018	370	(43)	288	405	(193)	(157)	1 129	1 223

Provision for income taxes
Current	316	438	216	(14)	190	126	(67)	(38)	655	512
Future	(92)	(86)	24	(3)	(79)	26	3	(6)	(144)	(69)

	224	352	240	(17)	111	152	(64)	(44)	511	443

Net earnings	$440	$666	$130	$(26)	$177	$253	$(129)	$(113)	$618	$780

Expenditures on property, plant and equipment and exploration	$943	$766	$134	$139	$201	$236	$8	$7	$1 286	$1 148

Cash flow (before changes in operating working capital)	$939	$949	$367	$24	$243	$433	$(80)	$(25)	$1 469	$1 381

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002
(unaudited)

2   The note disclosure requirements for annual financial statements provide additional disclosure to that required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the Company’s 2001 annual report. The interim financial statements follow the accounting policies summarized in the notes to the annual financial statements except for the changes in accounting policies set out below.

     Effective January 1, 2002 the Company adopted, retroactively, the recommendations of the Canadian Institute of Chartered Accountants on accounting for foreign currency translation whereby an exchange gain or loss on the translation of long-term debt is included in net earnings for the current period. Previously, the gain or loss on the translation of long-term debt was amortized over the remaining term of the debt. The effect of this change for the three months ended September 30, 2002 was a decrease in net earnings of $(55) million (2001 — $(50) million) and for the nine months ended September 30, 2002 was an increase (decrease) in net earnings of $12 million (2001 - $(53) million) from the net earnings that would have been reported under the former accounting policy.

     Effective January 1, 2002 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation and other stock-based payments. The Company has elected to continue accounting for such arrangements based on the intrinsic value of the award at the date of granting the stock-based compensation and to disclose the pro forma results of using the fair value based method. Accordingly, the net earnings for the reported periods remain unchanged and the pro forma results are disclosed in Note 8. The new recommendations have been applied to options granted after January 1, 2002.

     Certain reclassifications have been made to the 2001 comparative figures to conform with the current year’s presentation.

3   On May 2, 2002 the Company acquired the shares of companies holding the majority of the international oil and gas operations of Veba Oil & Gas GmbH for a cash consideration and acquisition costs of $2 156 million and the results of these operations have been included in the consolidated financial statements from that date. The operations not yet acquired are those in Venezuela, which are subject to rights of first refusal.

     The acquisition was accounted for by the purchase method of accounting and the estimated allocation of fair value to the assets acquired and liabilities assumed as at May 2, 2002 was:

(millions)
Property, plant and equipment	$1 965
Goodwill	679
Current assets, excluding cash	635
Deferred charges and other assets	6

Total assets acquired	3 285

Current liabilities	630
Future income taxes	387
Deferred credits and other liabilities	112

Total liabilities assumed	1 129

Net assets acquired	$2 156

     Although the estimated allocation of fair value to the assets acquired and liabilities assumed is subject to changes as additional information becomes available, the final allocation is not expected to differ materially from the estimated allocation.

     The goodwill, which was assigned to the international oil and gas operations acquired, will not be amortized but will be subject to a periodic impairment review.

     Funds for the acquisition were provided from credit facilities arranged with certain banks and from cash and short-term investments. The credit facilities totalled $3 320 million, of which $2 100 million was drawn during the three months ended June 30, 2002 to finance the acquisition. The facilities are unsecured and have terms ranging from less than one to up to three years. Borrowings are available in the form of Canadian prime loans, Canadian dollar bankers’ acceptances, U.S. base rate loans or LIBOR-based loans. As at September 30, 2002 the outstanding loans were in the form of Canadian dollar bankers’ acceptances. Subject to certain exceptions, proceeds from new debt financings, excluding the first $100 million raised, must be used to repay the amounts outstanding under these facilities. During the three months ended September 30, 2002 the Company repaid $111 million of the facility and cancelled an additional $189 million, reducing the facilities to $3 020 million. Subsequent to September 30, 2002, the Company repaid an additional $50 million of the facility.

4   Investment and other income for the nine months ended September 30, 2001 includes a gain on disposal of assets of $50 million. The gain increased net earnings for the nine months by $30 million.

5   Foreign exchange on translation consists of:

	Three months ended September 30,		Nine months ended September 30,

	(millions)
	2002	2001	2002	2001

Loss (gain) on translation of foreign currency denominated long-term debt	$59	$71	$(6)	$92
Loss on translation of foreign operations	23	—	42	—

	$82	$71	$36	$92

6   Items not affecting cash flow:

	Three months ended September 30,		Nine months ended September 30,

	(millions)
	2002	2001	2002	2001

Depreciation, depletion and amortization	$276	$134	$678	$421
Future income taxes	(23)	(57)	(144)	(69)
(Loss) gain on translation of foreign currency denominated long-term debt	59	71	(6)	92
Foreign exchange losses	31	—	59	—
Provision for future removal and site restoration cost	2	8	16	14
Loss (gain) on sale of assets	2	1	2	(50)
Other	7	5	17	7

	$354	$162	$622	$415

7   Shareholders’ equity consists of:

	September 30,	December 31,
	2002	2001

(millions)
Common shares	$1 254	$1 228
Contributed surplus	2 138	2 138
Retained earnings	2 050	1 511

	$5 442	$4 877

8   On February 11, 2002 the Company granted 2 107 000 options to purchase common shares for officers and certain employees at a price of $34.22 per share. These options have a term of 10 years, vest over four years and are exercisable at the market price when granted. The following table presents the pro forma net earnings and the pro forma earnings per share as if the fair value based accounting method had been used to account for the compensation cost of the options amortized over the term in which they vest:

	Three months ended September 30, 2002			Nine months ended September 30, 2002

		Earnings per Share			Earnings per Share

	Net Earnings	Basic	Diluted	Net Earnings	Basic	Diluted

	(millions)	(dollars)		(millions)	(dollars)
Net earnings as reported	$209	$0.79	$0.79	$618	$2.35	$2.33
Pro forma adjustment	2	—	0.01	4	0.01	0.02

Pro forma net earnings	$207	$0.79	$0.78	$614	$2.34	$2.31

     The estimated fair value of the options of $12.19 per share has been determined using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	5%
Expected hold period to exercise	6 years
Volatility in the market price of the common shares	33%
Estimated annual dividend	1.4%